                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                               (Amendment No. 4)

                   Under the Securities Exchange Act of 1934

                        ASSISTED LIVING CONCEPTS, INC.
                               (Name of issuer)

                                 COMMON STOCK
                        (Title of class of securities)

                                  04543L 109
                                (CUSIP number)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

           [_]     Rule 13d-1(b)

           [_]     Rule 13d-1(c)

           [X]     Rule 13d-1(d)


          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5 Pages
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
----------------------------                                                  ---------------------
       CUSIP No. 04543L                               13G                        Page 2 of 5 Pages
----------------------------                                                  ---------------------
---------------------------------------------------------------------------------------------------
          1             NAMES OF REPORTING PERSONS:
                        Keren B. Wilson

                        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
---------------------------------------------------------------------------------------------------
          2             CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP           (a)  [_]
                        (SEE INSTRUCTIONS)
                                                                                 (b)  [_]
---------------------------------------------------------------------------------------------------
          3             SEC USE ONLY

---------------------------------------------------------------------------------------------------
          4             CITIZENSHIP OR PLACE OF ORGANIZATION:
                        United States

---------------------------------------------------------------------------------------------------

NUMBER OF SHARES            5   SOLE VOTING POWER:
                                665,412 (excluding 215,000 option shares)
  BENEFICIALLY
                     ------------------------------------------------------------------------------
 OWNED BY EACH              6   SHARED VOTING POWER:
                                -0-
REPORTING PERSON
                     ------------------------------------------------------------------------------
      WITH                 7   SOLE DISPOSITIVE POWER:
                                665,412 (excluding 215,000 option shares)

                     ------------------------------------------------------------------------------
                            8   SHARED DISPOSITIVE POWER:
                                -0-

---------------------------------------------------------------------------------------------------
          9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON
                        880,412
---------------------------------------------------------------------------------------------------
         10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)                  [_]
                        EXCLUDES CERTAIN SHARES
---------------------------------------------------------------------------------------------------
         11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
                        5.1%
---------------------------------------------------------------------------------------------------
         12             TYPE OF PERSON REPORTING:
                        IN
---------------------------------------------------------------------------------------------------

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

Item 1(a).         The name of the issuer is Assisted Living Concepts, Inc.

Item 1(b).         The address of the issuer's principal executive offices is 11835 NE Glenn Widing
                   Drive, Building E, Portland, Oregon 97220.

Item 2(a).         The name of the person filing is Keren B. Wilson.

Item 2(b).         The address of such person's principal business office is c/o Assisted Living
                   Concepts, Inc., 11835 NE Glenn Widing Drive, Building E, Portland, Oregon  97220.

Item 2(c).         Such person is a United States citizen.

Item 2(d).         The title of the class of securities to which this statement relates is Common Stock.

Item 2(e).         The CUSIP number for the Common Stock is 04543L 109.

Item 3.            This statement is not filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c).

Item 4.            Ownership

                   The following information is as of December 31, 1999:

                   (a)  Amount Beneficially Owned:  880,412 shares
                        (includes 215,000 shares of Common Stock that are subject to options that are immediately exercisable).

                   (b)  Percent of Class: 5.1%
                        (Based on the number of shares outstanding as of December 31, 1999).

                   (c)  Number of Shares as to which such person has:

                        (i)    sole power to vote or to direct the vote:  665,412 (excludes 215,000 shares subject to options).

                        (ii)   shared power to vote or to direct the vote:  None.

                        (iii)  sole power to dispose or to direct the disposition of: 665,412
                               (excludes 215,000 shares subject to options).

                        (iv)   shared power to dispose or to direct the disposition of: None.

Item 5.            Ownership of Five Percent or less of a Class:

                   Not Applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person:

                   Not Applicable.

                               Page 3 of 5 Pages
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


Item 7.            Identification and Classification of the Subsidiary which Acquired the Security
                   Being Reported on By the Parent Holding Company:

                   Not Applicable.

Item 8.            Identification and Classification of Members of the Group:

                   Not Applicable.

Item 9.            Notice of Dissolution of Group:

                   Not Applicable.

Item 10.           Certification:

                   Not Applicable.

                               Page 4 of 5 Pages
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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 11, 2000


                                /s/ Keren B. Wilson
                                ---------------------------------
                                   Keren B. Wilson


                               Page 5 of 5 Pages